Exhibit 99.1

Huize Holding Limited Reports Second Quarter 2024 Unaudited Financial Results

SHENZHEN, China, September 25, 2024 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial and Operational Highlights

•

Resilient business performance: Gross written premiums (“GWP”) moderated slightly to RMB1,336.9 million in the second quarter of 2024, compared to RMB1,377.7 million in the same period of 2023. Renewal premiums increased by 42.8% year-over-year to RMB685.4 million in the second quarter of 2024, driven by our high-quality customer base and continued robust persistency ratios.

•

Sequential improvement in gross profit margin: Gross profit margin was 31.3% in the second quarter of 2024, up by 2.3 percentage points sequentially, mainly driven by our disciplined control on channel expenses and optimization in product mix.

•

Cumulative number of insurance clients served increased to 9.8 million as of June 30, 2024. Huize cooperated with 125 insurer partners, including 78 life and health insurance companies and 47 property and casualty insurance companies, as of June 30, 2024.

•	As of June 30, 2024, cash and cash equivalents were RMB236.2 million (US$32.5 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “Our business demonstrated resilience amidst a challenging economic and operating environment, with total GWP reaching RMB1.34 billion in the second quarter of 2024. These results reflect our strategic vision and core competencies in attracting high-quality customers, innovating customized products, developing sophisticated AI solutions, and diversifying into international markets.”

“Our long-term insurance products maintained a GWP contribution above 90% for the nineteenth consecutive quarter, underscoring our commitment to sustainable growth. The overall quality of our customers continued to improve, as evidenced by our record-high average first year premiums (“FYP”) ticket size of RMB 78,000 for savings products and a sustainably high repeat purchase rate for long-term insurance products of 40.5%. Moreover, our high-quality customer base also helped sustain our persistency ratio for long-term life and health insurance products at the industry’s highest levels. As of the end of June 2024, the 13th and 25th-month persistency ratios stood at above 95%.”

“Our expansion into the international market is gaining traction, with revenue contribution from our international business increasing to 11% in the second quarter. We are also pleased to have completed the acquisition of a controlling stake in Global Care, a leading Vietnam-based Insurtech company specializing in digital transformation solutions for the insurance industry through our international arm Poni Insurtech in September. These strategic initiatives will further diversify our revenue streams and solidify our presence globally.”

“Looking ahead, we remain committed to enhancing the customer experience by leveraging cutting-edge technology, further solidifying our position as a leading pan-Asian digital insurance platform. We are focused on diversifying our revenue streams by expanding into high-growth markets in Southeast Asia, reinforcing our strategy for sustainable, long-term growth.”

Second Quarter 2024 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,336.9 million (US$184.0 million) in the second quarter of 2024, a decrease of 3.0% from RMB1,377.7 million in the same period of 2023. Within GWP facilitated in the second quarter of 2024, FYP accounted for RMB651.5 million (or 48.7% of total GWP), a decrease of 27.4% year-over-year. Renewal premiums accounted for RMB685.4 million (or 51.3% of total GWP), an increase of 42.8% year-over-year.

Operating revenue was RMB283.0 million (US$38.9 million) in the second quarter of 2024, a decrease of 23.2% from RMB368.2 million in the same period of 2023. The decrease was primarily driven by the decrease in FYP facilitated.

Operating costs

Operating costs were RMB194.4 million (US$26.7 million) in the second quarter of 2024, a decrease of 20.2% from RMB243.6 million in the same period of 2023, primarily due to a decrease in channel expenses.

Operating expenses

Selling expenses were RMB46.8 million (US$6.4 million) in the second quarter of 2024, a decrease of 18.3% from RMB57.3 million in the same period of 2023, primarily due to a decrease in salaries and employment benefits related to employees with sales functions.

General and administrative expenses were RMB49.7 million (US$6.8 million) in the second quarter of 2024, an increase of 33.9% from RMB37.1 million in the same period of 2023. This increase was primarily due to an increase in rental and utilities expenses and share-based compensation expenses.

Research and development expenses were RMB18.1 million (US$2.5 million) in the second quarter of 2024, a decrease of 17.7% from RMB22.0 million in the same period of 2023, primarily due to a decrease in salaries and employment benefits for research and development personnel, as well as a decrease in office expenses.

Net profit and Non-GAAP net profit for the period

Net loss was RMB23.3 million (US$3.2 million) in the second quarter of 2024, compared to net profit of RMB14.1 million in the same period of 2023. Non-GAAP net loss was RMB13.0 million (US$1.8 million) in the second quarter of 2024, compared to non-GAAP net profit of RMB19.0 million in the same period of 2023.

Cash and cash equivalents

As of June 30, 2024, the Company’s cash and cash equivalents amounted to RMB236.2 million (US$32.5 million), compared to RMB249.3 million as of December 31, 2023.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Wednesday, September 25, 2024 (8:00 P.M. Beijing/Hong Kong Time on Wednesday, September 25, 2024). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Second Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BId0560560e56046b6aebe3fdd2b12cd48

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2023	2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	249,258	236,161	32,497
Restricted cash	42,307	46,419	6,387
Short-term investments	8,879	5,221	718
Contract assets, net of allowance for doubtful accounts	41,481	65,010	8,946
Accounts receivables, net of allowance for impairment	178,294	145,906	20,077
Insurance premium receivables	927	1,646	226
Amounts due from related parties	383	2,450	337
Deferred costs	6,147	—	—
Prepaid expense and other receivables	78,784	80,407	11,064

Total current assets	606,460	583,220	80,252

Non-current assets
Restricted cash	29,687	29,887	4,113
Contract assets, net of allowance for doubtful accounts	12,495	23,931	3,293
Property, plant and equipment, net	54,107	50,788	6,989
Intangible assets, net	50,743	50,436	6,940
Long-term investments	76,688	70,710	9,730
Operating lease right-of-use assets	115,946	114,750	15,790
Other receivables	—	7,267	1,000
Goodwill	461	461	63
Other assets	419	485	67

Total non-current assets	340,546	348,715	47,985

Total assets	947,006	931,935	128,237

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	30,000	30,000	4,128
Accounts payable	211,905	232,854	32,042
Insurance premium payables	37,514	42,330	5,825
Contract liabilities	2,728	993	137
Other payables and accrued expenses	34,850	29,015	3,990
Payroll and welfare payable	56,207	35,340	4,863
Income taxes payable	2,440	2,440	336
Operating lease liabilities	16,949	20,047	2,759
Amount due to related parties	2,451	1,593	219

Total current liabilities	395,044	394,612	54,299

Non-current liabilities
Deferred tax liabilities	12,048	12,048	1,658
Operating lease liabilities	129,299	126,636	17,426
Payroll and welfare payable	200	1,507	207

Total non-current liabilities	141,547	140,191	19,291

Total liabilities	536,591	534,803	73,590

Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(28,580)	(29,512)	(4,061)
Additional paid-in capital	905,958	905,958	124,664
Accumulated other comprehensive loss	(14,060)	(12,039)	(1,657)
Accumulated deficits	(458,237)	(474,678)	(65,318)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	405,153	389,801	53,638
Non-controlling interests	5,262	7,331	1,009

Total shareholders’ equity	410,415	397,132	54,647

Total liabilities and shareholders’ equity	947,006	931,935	128,237

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	355,563	271,790	37,400	643,919	573,672	78,940
Other income	12,628	11,161	1,536	23,182	19,591	2,696

Total operating revenue	368,191	282,951	38,936	667,101	593,263	81,636

Operating costs and expenses
Cost of revenue	(238,512)	(187,469)	(25,796)	(412,588)	(405,361)	(55,780)
Other cost	(5,051)	(6,885)	(948)	(10,822)	(9,188)	(1,264)

Total operating costs	(243,563)	(194,354)	(26,744)	(423,410)	(414,549)	(57,044)

Selling expenses	(57,343)	(46,825)	(6,443)	(113,622)	(91,030)	(12,526)
General and administrative expenses	(37,081)	(49,669)	(6,835)	(70,610)	(72,301)	(9,949)
Research and development expenses	(22,003)	(18,099)	(2,491)	(40,315)	(32,479)	(4,469)

Total operating costs and expenses	(359,990)	(308,947)	(42,513)	(647,957)	(610,359)	(83,988)

Operating profit/(loss)	8,201	(25,996)	(3,577)	19,144	(17,096)	(2,352)

Other income/(expenses)
Interest income, net	1,011	1,096	151	807	2,320	319
Unrealized exchange (loss)/income	(79)	49	7	(208)	(244)	(34)
Investment loss	(774)	(1,511)	(208)	(315)	(3,836)	(528)
Others, net	5,691	2,954	406	13,012	4,904	675

Profit/(Loss) before income tax expense, and share of (loss)/income of equity method investee	14,050	(23,408)	(3,221)	32,440	(13,952)	(1,920)
Share of (loss)/income of equity method investee	(7)	345	47	(994)	(422)	(58)
Income tax expense	—	—	—	—	—	—

Net profit/(loss)	14,043	(23,063)	(3,174)	31,446	(14,374)	(1,978)

Net (loss)/profit attributable to non-controlling interests	(79)	286	39	(586)	2,067	284

Net profit/(loss) attributable to common shareholders	14,122	(23,349)	(3,213)	32,032	(16,441)	(2,262)

Net profit/(loss)	14,043	(23,063)	(3,174)	31,446	(14,374)	(1,978)
Foreign currency translation adjustment, net of tax	5,764	(2,623)	(361)	5,252	(1,124)	(155)

Comprehensive income/(loss)	19,807	(25,686)	(3,535)	36,698	(15,498)	(2,133)

Comprehensive (loss)/income attributable to non-controlling interests	(79)	286	39	(586)	2,067	284

Comprehensive income/(loss) attributable to Huize Holding Limited	19,886	(25,972)	(3,574)	37,284	(17,565)	(2,417)

Weighted average number of common shares used in computing net profit/(loss) per share
Basic and diluted	1,004,586,294	991,124,813	991,124,813	1,008,291,649	991,969,450	991,969,450
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	0.01	(0.02)	(0.00)	0.03	(0.02)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	14,122	(23,349)	(3,213)	32,032	(16,441)	(2,262)
Share-based compensation expenses	4,889	10,355	1,425	5,393	7,797	1,073

Non-GAAP net profit/(loss) attributable to common shareholders	19,011	(12,994)	(1,788)	37,425	(8,644)	(1,189)